02055829

VALERIE GOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212

October 31, 2002

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **Valerie Gold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

VALERIE GOLD RESOURCES LTD.

Shannon Ross

Shannon M. Ross,
Corporate Secretary

dw 11/18

/lb
Enclosures

United States Sec Filing
October 31, 2002

Valerie Gold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

A. News Releases

Valerie Gold Resources Ltd. – Announces brokered private placement flow-through financing.

VALERIE GOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valeriegold.com

October 28, 2002

Ticker Symbol: VLG-TSX **Venture Exchange**
SEC 12g3-2(b) exemption 82-3339

VALERIE GOLD RESOURCES LTD. – ANNOUNCES BROKERED PRIVATE PLACEMENT FLOW-THROUGH FINANCING

Valerie Gold Resources Ltd. (VLG-TSX Venture) is pleased to announce it has entered into an agreement with Dundee Securities Corporation ("Dundee") by which Dundee has agreed to act as agent on a best efforts basis in respect of a private placement of up to 953,000 flow-though units at a price of $0.21 per unit, for gross proceeds of up to $200,130. Each Unit is comprised of one flow-through common share in the capital of Valerie and a one-half non-transferable common share purchase warrant. Each whole common share purchase warrant will entitle the holder to purchase one additional common share of Valerie for a period of 18 months from closing at an exercise price of $0.25. No flow-through benefits will be attached to any common shares issued upon the exercise of the common share purchase warrants.

Upon closing Dundee will receive a cash commission of 7.5%. Dundee will also receive 10% in non-transferable Agent's Warrants exercisable for a period of 18 months from closing at an exercise price of $0.21.

All shares, warrants and any shares issued upon exercise of the warrants with respect to the private placement and the Agent's compensation are subject to a hold period and may not be traded for four months from closing, except as permitted by the *British Columbia Securities Act* and the Rules made thereunder and the TSX Venture Exchange.

Proceeds from the private placement will be used for the exploration of Valerie's Tower Mountain Gold project in Ontario. The current work program includes trenching, detailed mapping and sampling, and drilling to a total of 1,000 meters in five holes.

Shannon M. Ross, CA
Chief Financial Officer

For further information please contact Shannon M. Ross:
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com